2001 Theurer Blvd.
Winona, MN 55987
www.fastenal.com

April 13, 2020
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Linda Cvrkel and Mr. Rufus Decker

Re:    Fastenal Company
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 6, 2020
File No. 000-16125
Dear Ms. Cvrkel and Mr. Decker:

We are providing this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated April 1, 2020 (the “Comment Letter”) relating to the above-referenced filing by Fastenal Company (the “Company”). The numbered paragraph below corresponds to the numbered paragraph in the Comment Letter.

To facilitate your review, we have reproduced below the original text of the Staff’s comment, and have included the Company’s response immediately following such comment.

Please note that we are filing this response letter via EDGAR submission.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 6. Selected Financial Data, page 21

1.
The non-GAAP measure, free cash flow, on page 4 of your Annual Report to Shareholders is incorporated by reference into the Selected Financial Data section. Please disclose why you believe this non-GAAP measure is useful to investors and, to the extent material, the additional purposes for which management uses this non-GAAP measure. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Company Response: We will expand our disclosure in future filings, beginning with our 2020 Annual Report to Shareholders to the extent that this information is incorporated by reference into Item 6 of Form 10-K, to include additional information on why management believes the presentation of free cash flow provides useful information to investors on our financial condition as follows:

Free Cash Flow
We define free cash flow as GAAP net cash provided by operating activities less purchases of property and equipment, net of proceeds from sale of property and equipment. Our management uses free cash flow as a supplemental measure in the evaluation of our business as we believe it provides our management and our investors a meaningful evaluation of our liquidity. Free cash flow is not a financial measure calculated in accordance with GAAP. Accordingly, it should not be considered in isolation or as a substitute for net cash flow from operations or other financial measures prepared in accordance with GAAP.

Should you have any questions or want to discuss these matters further, please feel free to contact me at 507-453-8220.

Yours truly,
/s/ HOLDEN LEWIS
Holden Lewis
Executive Vice President and Chief Financial Officer
Fastenal Company